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09055976

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
Section

MAR 02 2009

Washington, DC
110

SEC FILE NUMBER
8- 49134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilbanks Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4334 NW Expressway, ste 222
(No. and Street)

Oklahoma City (City) OK (State) 73116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron Wilbanks 405-842-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James D. Johnson and Co.
(Name – *if individual, state last, first, middle name*)

3608 NW 58th St. (Address) Oklahoma City (City) OK (State) 73112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
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OATH OR AFFIRMATION

I, Aaron Wilbanks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilbanks Securities, Inc, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President / CEO
Title

[signature: Alicia Gregg]
Notary Public

ALICIA GREGG
Notary Public
State of Oklahoma
Commission # 07011091 Expires 11/19/11
NOTARY SEAL PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

JAMES DEE
JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS P.C.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Wilbanks Securities, Inc.

We have audited the accompanying statement of financial condition of Wilbanks Securities, Inc. as of December 31, 2008 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilbanks Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James Dee Johnson & Company

Oklahoma City, Oklahoma
February 27, 2009

3608 NW 58th St., Ste 100 • Oklahoma City, OK 73112 • Office (405) 943-1272 • FAX 943-1315

Wilbanks Securities Inc.
Statement of Financial Condition
As of December 31, 2008

Assets

Cash in Bank and Brokerage	$ 336,086
Deposits with clearing organizations and others (cash)	50,084
Receivables from broker-dealers and others	73,120
Securities owned, at market value	12,291
Receivables from registered representatives and others	12,713
Prepaid expenses	85,437
Furniture and equipment at cost, less accumulated depreciation of $44,028	34,918
TOTAL ASSETS	$ 604,649

Liabilities and Stockholder's Equity

Accounts payable, accrued expenses and other liabilities	$ 154,098
Contingencies	
Stockholder's Equity	
Common stock, $5.00 par value, authorized 10,000 shares, 300 shares issued.	1,500
Additional paid in capital	82,835
Retained earnings	366,216
Total Stockholder's Equity	450,551
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 604,649

The accompanying notes are an integral part of this financial statement.

Wilbanks Securities Inc.
Statement of Operations
For the Year Ended December 31, 2008

Revenue	
Commissions	$ 3,571,885
Miscellaneous income	282,690
Interest and dividend income	12,899
Total Income	3,867,474
Expenses	
Employee compensation, commissions and benefits	3,194,184
Brokerage and clearing fees	107,620
Facility rents	43,061
Office expense	295,172
Arbitration settlement and legal fees	96,450
Interest expense	27,881
Depreciation	12,699
Total operating expenses	3,777,067
Net income	$ 90,407

The accompanying notes are an integral part of this financial statement.

Wilbanks Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

	Common Stock		Additional		
	Shares Outstanding	Amount	Paid In Capital	Retained Earnings	Total
Balance Beginning of year	300	$ 1,500	$ 82,835	$ 421,556	$505,891
Contributions of capital	-	-	-		-
Distribuitons of Capital	-	-	-	(145,747)	(145,747)
Current Net Income	-	-	-	90,407	90,407
					-
Balance End of Year	300	$ 1,500	$ 82,835	$ 366,216	$450,551

The accompanying notes are an integral part of this financial statement.

Wilbanks Securities, Inc.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2008

Beginning of year	$ -
Change during the year	-
Balance end of year	$ -

The accompanying notes are an integral part of this financial Statement.

Wilbanks Securities Inc.
Statement of Cash Flows
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 90,407
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Depreciation and Amortization	12,699
Decrease (Increase) in Operating Assets:	
Prepaid insurance	2,812
Accounts receivable	59,021
Securities	18,871
Other	953
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(285,200)
Total Adjustments	(190,844)
Net Cash Provided By (Used in) Operating Activities	(100,437)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital Expenditures	(2,985)
Net Cash Provided By (Used In) Investing Activities	(2,985)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends	(145,747)
Net Cash Provided By (Used In) Financing Activities	(145,747)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(249,169)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	585,255
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 336,086

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statements
December 31, 2008

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) operating under SEC Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer which carries the accounts and securities of the Company's customers.

2. Significant Accounting Policies

Basis of Presentation
The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions.

Securities Transactions
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are determined using the specific identification method and are recorded on a settlement date basis.

Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. The amounts recorded for commission and income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Income Taxes
The Company has elected and been approved to be a subchapter S Corporation. Therefore, each shareholders proportionate share of income or loss is included on their personal return.

Depreciation
Depreciation is provided on an accelerated method of depreciation basis using estimated useful lives of three to seven years. For federal income tax purposes deprecation is computed under MACRS or written off under code section 179.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates

3. Pension and Other Postretirement Benefit Plans

The Company has a contributory defined-contribution retirement plan covering substantially all of its employees. The benefits are based on each employee's compensation. The Company has decided to contribute $14,800 to the plan for the year of 2008. The employee is fully vested in the employer's contribution. During the year the contributions totaled $23,500.

The Company does not provide health and life insurance benefits to retired employees.

4. Financial Instruments

Accounting Policies
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Financial Instruments With Off-Balance-Sheet Risk
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.
The majority of the Company's transactions with off-balance-sheet risk are short-term in duration.

5. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of

the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's top 5 customers provided 11% of its total revenues.

6. Operating Lease

The company has entered into a non-cancelable operating lease agreement for its offices. Rental expense for the year was $30,800. Future minimum lease payments required under the lease are as follows:

2009	$29,400
2010	$14,900

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $307,308, which was $291,899 excess of its required net capital of $10,273. The Company's ratio of aggregate indebtedness to net capital ratio was .5 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(ii) of this rule.

8. Related Party Transactions

The Company has business relationships with companies with common shareholders. During the year the Company paid $41,500 to these entities for services and received $517,000 in Commission revenue from these entities.

At the end of the year the Company had a receivable of $3,000 from a related Company.

9. Contingencies and Subsequent events

In March 2008 the Company settled various arbitration matters for $493,000. The Company was reimbursed by the insurance carrier for such cost and Company's management and legal counsel do not expect any material adverse effect on the financial position or results of operations of the Company because of these matters.

In connection with the above Company has also filed a suit against another broker/dealer involving their allowing a former representative to resign under investigation. The suit claims damages for fraud, misrepresentation, negligence, gross negligence, tortuous interference with a contract, tortuous interference with economic advantage, and misrepresentation. The other broker/dealer has also countered sued the Company. The Company denied allegations and intends to contest the case vigorously through arbitration

During 2006 an Arbitration award was made against the Company in the amount of $271,000 in connection with a dispute as to Commissions owed a former representative. The Company recorded a liability for the reward in 2006. During 2008 the Company has has accrued additional interest of $28,000 on the award. In January 2008 the Company paid to the court the balance of the award of $337,000. The Company continues to appeal the Arbitration Award.

During the year the Company lost a lawsuit involving a breach of contract. The jury awarded the plaintiff a $5,000 judgment. Subsequently, the plaintiff has sought $700,000 in attorneys' fees and court cost. Management believes that the $700,000 is excessive and is vigorously opposing these fees. Management has estimated its cost in connections with this litigation to be minimal and has recorded a loss reserve for such estimated cost.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
as of
December 31, 2008

Wilbanks Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Computation of Net Capital		
Total ownership equity qualified for net Capital		$ 450,551
Deductions and/or charges		
Non-allowable assets		
Accounts receivable	$ 13,060	
Prepaid Insurance	85,437	
Furniture and equipment	34,918	133,415
Net capital before haircuts on securities positions		317,136
Haircuts on securities (computed, where applicable pursuant to Rule 15c3-1(f):		
Exempted Securities	$ 2,768	
Other securities	2,060	
Other - Negative customer accounts	200	
Other - Fidelity Bond excess	5,000	9,828
Net capital		$ 307,308
Aggregate Indebtedness		
Items included in statement of condition		
Accounts payable		$ 154,098
Total Aggregate indebtedness		$ 154,098
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		$ 10,273
Minimum Dollar Net capital requirement of reporting broker or dealer		$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)		$ 10,273
Net capital in excess of minimum required		$ 297,035
Excess net capital at 1000%		$ 291,899
Ratio: Aggregate indebtedness to net capital		0.50
Reconcilation with Company's Computation		
Balance per company Focus Line		$ 303,362
Various adjustments for liabilities over accured		3,946
		$ 307,308

Schedule II

Wilbanks Securities, Inc.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Independent Auditors Report

on Internal Control

Required by SEC Rule 17a-5

Year Ended December 31, 2008

JAMES DEE
JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS P.C.

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

Board of Directors
Wilbanks Securities, Inc.
Oklahoma City, Oklahoma

In planning and performing our audit of the financial statements of Wilbanks Securities, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and Comparisons, and the recordation of differences required by rule 1 7a- 13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 1 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3608 NW 58th St., Ste 100 • Oklahoma City, OK 73112 • Office (405) 943-1272 • FAX 943-1315

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James D. Johnson & Company

Oklahoma City, Oklahoma
February 27, 2009

Wilbanks Securities, Inc.

Financial Statements
and
Independent Auditors' Report

December 31, 2008

JOHNSON & COMPANY
JAMES DEE
CERTIFIED PUBLIC ACCOUNTANTS P.C.